[NATIONAL INTERSTATE CORPORATION LETTERHEAD]

August 3, 2007

VIA EDGAR and FACSIMILE (202) 772-9217

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Ibolya Ignat

Washington, D.C. 20549

Re:	National Interstate Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 14, 2007

File No. 000-51130

Dear Ms Ignat:

This letter is in response to comments made by the staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in a verbal discussion via conference call held at 2:00 PM EDT on July 26, 2007 (the “verbal discussion”) to National Interstate Corporation (the “Company” or “National Interstate”) with respect to the above-referenced filing.

Below are the Company’s responses to each comment provided during the verbal discussion. For your convenience, we have repeated each of your questions before the response. In addition, we have included a copy of our proposed revised disclosure as Exhibit A. This exhibit is marked to show changes from the version the staff reviewed with our June 13, 2007 response letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies, page 44

Loss and Loss Adjustment Expense Reserves, pages 44-47

1.	It is still unclear from your proposed disclosures whether the 1% change, rather than any other percentage change in future cost trends is considered reasonably likely. Your disclosure of how to estimate the effect of changes that are greater than 1% by extrapolation implies that changes greater than 1% are considered reasonably likely. Please provide us revised proposed disclosures that clarify what variability is considered by management to be reasonably likely.

Response

As previously noted in our original response dated June 13, 2007, it is not possible to isolate and measure the potential impact of changes in future costs trends. Therefore, we do not believe it would be appropriate to include disclosures that would deem a certain percentage or amount as “reasonably likely” versus any other amount. The disclosure showing the impact of a 1% change in cost trends on net income is not a projection of what management would deem “reasonably likely.” Rather, the disclosure is a representation of the sensitivity of our reserves to such a change, without regard to the likelihood of any such event.

In response to your request to disclose what variability management believes is reasonably likely, we have added additional disclosures in the sixth paragraph in Exhibit A under “Loss and Loss Adjustment Expense Reserves” to reflect the potential impact to net income should the December 31, 2006 reserves (net of reinsurance) develop according to the average rate of development of the most recent five years.

2.	State in your proposed disclosures that management has not made changes to the key assumptions used to calculate the reserves similar to your response to the second bullet point to comment one, in addition to disclosing that you have been “conservative in recognizing the benefit from the reform legislation.” Disclose the changes to the key assumptions used in the commercial auto liability line as well or state if there were no changes to the key assumptions used.

Response

We have added that “Management has not made changes in key assumptions used in calculating current year reserves based on historical changes or current trends observed” in paragraph seven of Exhibit A under “Loss and Loss Adjustment Expense Reserves.” Additionally we have added to our disclosure that there have been no changes to key assumptions to the commercial auto liability line of business in Exhibit A under the “Commercial Auto Liability” discussion.

3.	Revise your proposed disclosure to specifically state that management has not made any key assumptions that are inconsistent with historical loss reserve development patterns, similar to the information you provided to us supplementally in your response to the third bullet point of comment one.

Response

In Exhibit A, we have added the additional disclosure that, “As of December 31, 2006, management has not made any key assumptions that are inconsistent with historical loss reserve development patterns.”

In connection with our response to the verbal discussion, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Commission has taken the position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

If you have any questions regarding this response, please contact the undersigned at (330) 659-8900.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Mary Mast, Securities and Exchange Commission
Jim Rosenberg, Securities and Exchange Commission
Catherine L. Miller, Thompson Hine LLP

Exhibit A

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and impact amounts reported in the future. Management believes that the establishment of loss and LAE reserves and the determination of “other-than-temporary” impairment on investments are two areas whereby the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. We discuss these two policies below. Our other significant accounting policies are described in Note 2 to our consolidated financial statements.

Loss and Loss Adjustment Expenses Reserves

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of that loss to us and our final payment of that loss, and its related LAE. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities. At December 31, 2006 and 2005, we had $266.0 million and $223.2 million, respectively, of gross loss and LAE reserves, representing management’s best estimate of the ultimate loss. Management records on a monthly and quarterly basis its best estimate of loss reserves. For purposes of computing the recorded reserves, management utilizes various data inputs, including analysis that is derived from a review of prior quarter results performed by actuaries employed by Great American. In addition, on an annual basis, actuaries from Great American review the recorded reserves for NIIC, NIIC-HI and TCC utilizing current period data and provide a Statement of Actuarial Opinion, required annually in accordance with state insurance regulations, on the statutory reserves recorded by these U.S. insurance subsidiaries. The actuarial analysis of NIIC’s, NIIC-HI’s and TCC’s (for 2006, as we acquired TCC on January 1, 2006) net reserves as of December 31, 2006 and 2005 reflected point estimates that were within 1% of management’s recorded net reserves as of such dates. Using this actuarial data along with its other data inputs, management concluded that the recorded reserves appropriately reflect management’s best estimates of the liability as of each year end.

The quarterly reviews of unpaid loss and LAE reserves by Great American actuaries are prepared using standard actuarial techniques. These may include (but may not be limited to):

•	the Case Incurred Development Method;

•	the Paid Development Method;

•	the Bornhuetter-Ferguson Method; and

•	the Incremental Paid LAE to Paid Loss Methods.

The period of time from the occurrence of a loss through the settlement of the liability is referred to as the “tail.” Generally, the same actuarial methods are considered for both short-tail and long-tail lines of business because most of them work properly for both. The methods are designed to incorporate the effects of the differing length of time to settle particular claims. For short-tail lines, management tends to give more weight to the Case Incurred and Paid Development methods, although the various methods tend to produce similar results. For long-tail lines, more judgment is involved, and more weight may be given to the Bornhuetter-Ferguson method. Liability claims for long-tail lines are more susceptible to litigation and can be significantly affected by changing contract interpretation and the legal environment. Therefore, the estimation of loss reserves for these classes is more complex and subject to a higher degree of variability.

Supplementary statistical information is reviewed to determine which methods are most appropriate and whether adjustments are needed to particular methods. This information includes:

•	open and closed claim counts;

•	average case reserves and average incurred on open claims;

•	closure rates and statistics related to closed and open claim percentages;

•	average closed claim severity;

•	ultimate claim severity;

•	reported loss ratios;

•	projected ultimate loss ratios; and

•	loss payment patterns.

Following is a discussion of certain critical variables affecting the estimation of loss reserves in our more significant lines of business. Many other variables may also impact ultimate claim costs. An important assumption underlying reserve estimates is that the cost trends implicitly built into development patterns will continue into the future. An unexpected change in cost trends could arise from a variety of sources including a general increase in economic inflation, inflation from social programs, new medical technologies, or other factors such as those listed below in connection with our largest lines of business. It is not possible to isolate and measure the potential impact of just one of these variables and future cost trends could be partially impacted by several such variables. However, it is reasonable to address the sensitivity of the reserves to a potential impact from changes in these variables by measuring the effect of a possible overall 1% change in future cost trends that may be caused by one or more variables. The sensitivity of recorded reserves to a potential change of 1% in the future cost trends is shown below. Utilizing the effect of a 1% change in overall cost trends enables changes greater than 1% to be estimated by extrapolation. The estimated cumulative unfavorable impact that this 1.0% change would have on our 2006 net income is shown below:

Line of Business	Cumulative Impact
Commercial Auto Liability	$1.7 million
Workers’ Compensation	$0.3 million

The judgments and uncertainties surrounding management’s reserve estimation process and the potential for reasonably possible variability in management’s most recent reserve estimates may also be viewed by looking at how recent historical estimates of reserves for all lines of business have developed. If our December 31, 2006, reserves (net of reinsurance) developed at the same rate as the average development of the most recent five years, the effect on net earnings would be an increase of $4.2 million.

5-yr. Average Development (*)	Net Reserves December 31, 2006	Effect on Net Earnings
(2.3)%	$181.9 million	$4.2 million

(*)    Net of tax effect.

The following discussion describes key assumptions and important variables that materially affect the estimate of the reserve for loss and loss adjustment expenses of our two most significant lines of business, which represent 87.3% of our total reserves, and explains what caused them to change from assumptions used in the preceding period. Management has not made changes in key assumptions used in calculating current year reserves based on historical changes or current trends observed.

Commercial Auto Liability. In this line of business, we provide coverage protecting buses, limousines, other public transportation vehicles and trucks for accidents causing property damage or personal injury to others. Property damage liability and medical payments exposures are typically shorter-tail lines of business with relatively quick reporting and settlement of claims. Bodily injury exposure is long-tail because although the claim reporting of this line of business is relatively quick, the final settlement can take longer to achieve.

Some of the important variables affecting our estimation of loss reserves for commercial auto liability include:

•	litigious climate;

•	unpredictability of judicial decisions regarding coverage issues;

•	magnitude of jury awards;

•	outside counsel costs; and

•	frequency and timing of claims reporting.

We recorded favorable development of $4.1 million in 2006, $1.8 million in 2005 and $4.1 million in 2004 for this line of business as actual claim severity, driven by favorable negotiated settlements and jury awards, was significantly lower than previously anticipated. We continually monitor development trends in each line of business as a component of estimating future ultimate loss and related LAE liabilities. Management has not made any changes to the key assumptions used in calculating current year reserves in the commercial auto liability line of business.

Workers’ Compensation. In this long-tail line of business, we provide coverage for employees who may be injured in the course of employment. Some of the important variables affecting our estimation of loss reserves for workers’ compensation include:

•	legislative actions and regulatory interpretations;

•	future medical cost inflation; and

•	timing of claims reporting.

A significant portion of our workers’ compensation business is written in California. Significant reforms passed by the California state legislature in 2003 and in 2004 reduced employer premiums and set treatment standards for injured workers. We recorded favorable prior year loss development of $2.3 million in 2006 and $0.2 million in 2005 due primarily to the impact of the legislation on medical claim costs being more favorable than previously anticipated. We recorded $2.9 million in adverse development during 2004 as claim severity increased beyond previous expectations. We continually monitor development trends in each line of business as a component of estimating future ultimate loss and related LAE liabilities.

While the standard actuarial techniques do reflect expected favorable impacts from the reforms, the magnitude of future cost savings depends on the implementation and interpretation of the reforms throughout the workers’ compensation system over the next several years. While management applies the actuarial methods mentioned above, more judgment is involved in arriving at the final reserve to be held. For recent accident years, more weight is given to the methods based on claim count and severity. Management reviewed the frequency, severity and loss and LAE ratios implied by the projections from the standard tests in light of the uncertainties of future cost savings and recent rate actions since the reforms, to determine the appropriate reserve level. Due to the long-tail nature of this business, we have been conservative in recognizing the benefits from the reform legislation until a higher percentage of claims have been paid and the ultimate impact of reforms can be determined.

Within each line, Great American actuaries review the results of individual tests, supplementary statistical information and input from management to select their point estimate of the ultimate liability. This estimate may be one test, a weighted average of several tests, or a judgmental selection as the actuaries determine is appropriate. The actuarial review is performed each quarter as a test of the reasonableness of management’s point estimate and to provide management with a consulting opinion regarding the advisability of modifying its reserve setting assumptions for future periods. The Great American actuaries do not develop ranges of losses.

The level of detail at which data is analyzed varies among the different lines of business. We generally analyze data by major product or coverage, using countrywide data. We determine the appropriate segmentation of the data based on data volume, data credibility, mix of business and other actuarial considerations. Point estimates are selected based on test indications and judgment.

Claims we view as potentially significant are subject to a rigorous review process involving the adjuster, claims management and executive management. We seek to establish reserves at the maximum probable exposure based on our historic claims experience. Incurred but not yet reported, or “IBNR” reserves are determined separate from the case reserving process and include estimates for potential adverse development of the recorded case reserves. We monitor IBNR reserves monthly with financial management and quarterly with an actuary from Great American. IBNR reserves are adjusted monthly based on historic patterns and current trends and exposures. When a claim is reported, claims personnel establish a “case reserve” for the estimated amount of ultimate payment. The amount of the reserve is based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects informed judgment of our claims personnel based on general insurance reserving practices and on the experience and knowledge of the claims personnel. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on developments and periodic reviews of the cases. Individual case reserves are reviewed for adequacy at least quarterly by senior claims management.

When establishing and reviewing reserves, we analyze historic data and estimate the impact of various loss development factors, such as our historic loss experience and that of the industry, trends in claims frequency and severity, our mix of business, our claims processing procedures, legislative enactments, judicial decisions, legal developments in imposition of damages, and changes and trends in general economic conditions, including the effects of inflation. As of December 31, 2006, management has not made any key assumptions that are inconsistent with historical loss reserve development patterns. A change in any of these aforementioned factors from the assumptions implicit in our estimate can cause our actual loss experience to be better or worse than our reserves, and the difference can be material. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves. Currently established reserves may not prove adequate in light of subsequent actual occurrences. To the extent that reserves are inadequate and are increased or “strengthened,” the amount of such increase is treated as a charge to income in the period that the deficiency is recognized. To the extent that reserves are redundant and are released, the amount of the release is a benefit to income in the period that redundancy is recognized.

The changes we have recorded in our reserves in the past three years illustrate the potential for revisions inherent in estimating reserves. In 2006, we experienced favorable development of $7.5 million (4.9% of total net reserves) from claims incurred prior to 2006. In 2005, we experienced favorable development of $5.2 million (4.7% of total net reserves) from claims incurred prior to 2005. In 2004, we experienced favorable development of $2.3 million (2.6% of total net reserves) from claims incurred prior to 2004. We did not significantly change our reserving methodology or our claims settlement process in any of these years. The development reflected settlements that differed from the established case reserves, changes in the case reserves based on new information for that specific claim or the differences in the timing of actual settlements compared to the payout patterns assumed in our accident year IBNR reductions. The types of coverages we offer and risk levels we retain have a direct influence on the development of claims. Specifically, short duration claims and lower risk retention levels generally are more predictable and normally have less development. Future favorable or unfavorable development of reserves from this past development experience should not be assumed or estimated. The reserves reported in the financial statements are our best estimate.

The following table shows the breakdown of our reserves between case reserves (estimated amounts required to settle claims that have already been reported), IBNR reserves (estimated amounts that will be needed to settle claims that have already occurred but have not yet been reported to us, as well as reserves for possible development on known claims) and LAE reserves (estimated amounts required to adjust, record and settle claims, other than the claim payments themselves):

Gross Loss Reserves

	At December 31, 2006
	Case	IBNR	LAE	Total
	(Dollars in thousands)
Statutory Lines of Business:
Commercial auto liability	$61,777	$86,661	$34,696	$183,134
Workers’ compensation	10,668	33,199	5,198	49,065
Auto physical damage	7,761	6,002	2,362	16,125
General liability	2,493	3,416	1,601	7,510
Private passenger	3,874	1,335	959	6,168
Inland marine	514	1,896	168	2,578
Commercial multiple peril	672	229	207	1,108
Other lines	100	158	20	278

	$87,859	$132,896	$45,211	$265,966